SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities and Exchange Act of 1934

for the Month of May 2002

ARYT INDUSTRIES, LTD.
(Translation of Registrant's name into English)

7 Haplada Street, Or Yehuda 60256, Israel
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ___

Aryt Industries Ltd.

Aryt Industries Ltd. – CHANGES IN MANAGEMENT

TEL-AVIV, ISRAEL, May 6th, 2002 - Aryt Industries Ltd. (OTC BB: ARYTF) announced that in view of the Company's results from operations in the year 2001, and its forecasts for the year 2002, the Management of the Company has decided that there is a need for a change in the Company's strategy. Consequently, Mr. Bachar, the CEO of the Company, had offered his resignation and the board of directors of the Company accepted it, effective on May 9th, 2002. Mr. Yoav Bar-Ness, the CEO of Reshef Technologies Ltd. and Amcoram Ltd., was appointed as the acting CEO of the Company.

Aryt is a managing holding company, which is engaged through its subsidiaries in medical, defense and technological industries

Contact:
Ran Eckhaus, CFO
Tel: 972-3-538-8613
Fax: 972-3-5339223
E-mail: rane@arytltd.com

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934 the Registrant duly caused this report to be signed on its behalf by the undersigned, Thereunto duly authorised.

ARYT INDUSTRIES, LTD.
Registrant

Date: May 02, 2002 **By: Ran Eckhaus**